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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SAWTEK, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
805468105 (CUSIP Number)
Edson H. Whitehurst, Jr. TriQuint Semiconductor, Inc. 2300 N.E. Brookwood Parkway Hillsboro, OR 97124 (503) 615-9000
Copies to:

Robert P. Latta, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box  / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
TriQuint Semiconductor, Inc. I.R.S. Identification No.: 95-3654013

(2)	CHECK THE APPROPRIATE BOX IF A	(A)	/ /
	MEMBER OF A GROUP*	(B)	/ /
N/A

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
N/A

		(8)	SHARED VOTING POWER
2,215,484 (1)

		(9)	SOLE DISPOSITIVE POWER
N/A

		(10)	SHARED DISPOSITIVE POWER
N/A

SCHEDULE 13D                            Page 2 of 11

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,215,484 (1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.19%

(14)	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) 2,215,484 shares of Sawtek, Inc. ("SAWTEK") Common Stock are subject to Voting Agreements entered into by TriQuint and certain shareholders of SAWTEK dated as of May 15, 2001 (discussed in Items 3 and 4 below). TriQuint expressly disclaims beneficial ownership of any of the shares of SAWTEK Common Stock covered by the Voting Agreements. Based on the number of sh ares of SAWTEK Common Stock outstanding as of April 30, 2001 (as represented by SAWTEK to TriQuint as discussed in Items 3 and 4), the number of shares of SAWTEK Common Stock covered by the Voting Agreements represents approximately 5.19% of the outstanding SAWTEK Common Stock.

SCHEDULE 13D                            Page 3 of 11

ITEM 1. SECURITY AND ISSUER.

    This statement relates to the Common Stock of Sawtek, Inc. ("SAWTEK") a Florida corporation ("SAWTEK "or "Issuer"). The principal executive offices of SAWTEK are located at 1818 South Highway 441, Apopka, Florida 32703.

ITEM 2. IDENTITY AND BACKGROUND.

    The name of the corporation filing this statement is TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint"). TriQuint is a designer and manufacturer of gallium arsenide semiconductors for use in electronic products. TriQuint's principal business address is 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124. The address of TriQuint's executive offices is the same as the address of its principal business.

    Set forth on Schedule A is the name of each of the directors and executive officers of TriQuint along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to TriQuint's knowledge. To TriQuint's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

    Neither TriQuint, nor to TriQuint's knowledge any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Pursuant to an Agreement and Plan of Reorganization dated as of May 15, 2001 (the "Merger Agreement"), among TriQuint, Timber Acquisition Corp., a Florida corporation and wholly-owned subsidiary of TriQuint ("Merger Sub") and SAWTEK, and subject to the conditions set forth therein (including approval by shareholders of SAWTEK and TriQuint), Merger Sub will merge with and into SAWTEK and SAWTEK will become a wholly-owned subsidiary of TriQuint (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into SAWTEK with SAWTEK remaining as the surviving corporation (the "Surviving Corporation").

    As an inducement for TriQuint to enter into the Merger Agreement and in consideration thereof, certain shareholders of SAWTEK entered into individual agreements with TriQuint (collectively the "SAWTEK Voting Agreements") whereby each such shareholder (collectively, the "SAWTEK Voting Agreement Shareholders") agreed, severally and not jointly, to vote all of the shares of SAWTEK Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. TriQuint did not pay additional consideration to any SAWTEK Voting Agreement Shareholder in connection with the execution and delivery of the SAWTEK Voting Agreements.

    References to, and descriptions of, the Merger, the Merger Agreement, the SAWTEK Voting Agreements and the TriQuint Voting Agreements, as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the form of SAWTEK Voting Agreement and the form of TriQuint Voting Agreement included as Exhibits to the Form 8-K filed by TriQuint on May 18, 2001.

ITEM 4. PURPOSE OF TRANSACTION.

    (a) Not applicable.

    (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of TriQuint, with and into SAWTEK in a statutory merger pursuant to the applicable

SCHEDULE 13D                            Page 4 of 11

provisions of Florida Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and SAWTEK will continue as the Surviving Corporation and as a wholly-owned subsidiary of TriQuint. Each holder of outstanding SAWTEK Common Stock will receive, in exchange for each share of SAWTEK Common Stock held by such holder, 1.1507 shares of TriQuint Common Stock. TriQuint will assume each outstanding option to purchase SAWTEK Common Stock under SAWTEK's stock option plans.

    Pursuant to the SAWTEK Voting Agreements, the SAWTEK Voting Agreement Shareholders have agreed to vote their shares of SAWTEK Common Stock (plus any additional shares of SAWTEK Common Stock and all additional options, warrants and other rights to acquire shares of SAWTEK Common Stock) beneficially owned by the SAWTEK Voting Agreement Shareholders (the "SAWTEK Voting Agreement Shares") at every SAWTEK shareholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "SAWTEK Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the SAWTEK Approval Matters and (c) in such manner as TriQuint may direct with respect to all other proposals submitted to the stockholders of TriQuint which, directly or indirectly, in any way relates to the SAWTEK Approval Matters. The SAWTEK Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

    As an inducement for SAWTEK to enter into the Merger Agreement and in consideration thereof, certain stockholders of TriQuint entered into individual agreements with SAWTEK (collectively the "TriQuint Voting Agreements") whereby each such stockholder (collectively, the "TriQuint Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of TriQuint Common Stock beneficially owned by him or her in favor of approval of the issuance of TriQuint Common Stock in the Merger and certain related matters. SAWTEK did not pay additional consideration to any TriQuint Voting Agreement Stockholder in connection with the execution and delivery of the TriQuint Voting Agreements.

    Pursuant to the TriQuint Voting Agreements, the TriQuint Voting Agreement Stockholders have agreed to vote their shares of TriQuint Common Stock (plus any additional shares of TriQuint Common Stock and all additional options, warrants and other rights to acquire shares of TriQuint Common Stock) beneficially owned by the TriQuint Voting Agreement Stockholders (the "TriQuint Voting Agreement Shares") at every TriQuint stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of approval of the issuance of shares of TriQuint Common Stock in exchange for all outstanding capital stock of SAWTEK as set forth in the Merger Agreement (the "TriQuint Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the TriQuint Approval Matters, and (c) in such manner as SAWTEK may direct with respect to all other proposals submitted to the stockholders of TriQuint which, directly or indirectly, in any way relates to the TriQuint Approval Matters. The TriQuint Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

    The purpose of the transactions under the SAWTEK Voting Agreements and the TriQuint Voting Agreements are to enable TriQuint and SAWTEK to consummate the transactions contemplated under the Merger Agreement.

    (c) Not applicable.

SCHEDULE 13D                            Page 5 of 11

    (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. The initial officers of the Surviving Corporation shall be the following persons, who shall hold the same offices in TriQuint:

President and Chief Executive Officer	Steven J. Sharp
Vice President, Finance and Administration,	Edson H. Whitehurst, Jr.
Chief Financial Officer and Secretary

    (e) Other than as a result of the Merger described in Item 3 above, not applicable.

    (f)  Not applicable.

    (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Florida Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    (h)-(i)  If the Merger is consummated as planned, the SAWTEK Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

    (j)  Other than described above, TriQuint currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although TriQuint reserves the right to develop such plans).

    References to, and descriptions of, the Merger, the Merger Agreement, the SAWTEK Voting Agreements and the TriQuint Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the form of SAWTEK Voting Agreement and the form of TriQuint Voting Agreement included as Exhibits to the Form 8-K filed by TriQuint on May 18, 2001.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b)  As a result of the SAWTEK Voting Agreements, TriQuint may be deemed to be the beneficial owner of at least 2,215,484 shares of SAWTEK Common Stock. Such SAWTEK Common Stock constitutes approximately 5.19% of the issued and outstanding shares of SAWTEK Common Stock based on the number of shares of SAWTEK Common Stock outstanding as of April 30, 2001 (as represented by SAWTEK in the Merger Agreement discussed in Items 3 and 4). TriQuint may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, TriQuint (i) is not entitled to any rights as a shareholder of SAWTEK as to the Shares and (ii) disclaims any beneficial ownership of the shares of SAWTEK Common Stock which are covered by the Voting Agreements.

    To TriQuint's knowledge, no person listed on Schedule A has an ownership interest in SAWTEK.

    Set forth on Schedule B are the names of the shareholder of SAWTEK that have entered into an SAWTEK Voting Agreement with TriQuint, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to TriQuint's knowledge.

    To TriQuint's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

    (c) To the knowledge of TriQuint, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

SCHEDULE 13D                            Page 6 of 11

    (d) To the knowledge of TriQuint, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of SAWTEK reported on herein.

    (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Other than the Merger Agreement and the exhibits thereto, including the voting agreements described herein, to the knowledge of TriQuint, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SAWTEK, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

    The following documents are filed as exhibits:

A.	*	Form of Sawtek Voting Agreement, dated May 15, 2001, between TriQuint Semiconductor, Inc. and certain shareholders of Sawtek, Inc.
B.	*	Form of TriQuint Voting Agreement, dated May 15, 2001, between Sawtek, Inc. and certain stockholders of TriQuint Semiconductor, Inc.
C.	*	Agreement and Plan of Reorganization, dated as of May 15, 2001, by and among TriQuint Semiconductor, Inc., Timber Acquisition Corp. and Sawtek, Inc.

*
Incorporated by reference to the 8-K filed by TriQuint Semiconductor, Inc. on May 18, 2001.

SCHEDULE 13D                            Page 7 of 11

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIQUINT SEMICONDUCTOR, INC.
DATED: MAY 23, 2001	By:	/s/ EDSON H. WHITEHURST, JR. Edson H. Whitehurst, Jr. Vice President, Finance and Administration, Chief Financial Officer and Secretary

SCHEDULE 13D                            Page 8 of 11

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
TRIQUINT SEMICONDUCTOR, INC.

    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of TriQuint. The address of each such person is c/o TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124. To TriQuint's knowledge, each of the individuals identified below is a citizen of the United States.

Name and Title	Present Principal Occupation and Name of Employer
Steven J. Sharp Chairman, President and Chief Executive Officer	TriQuint Semiconductor, Inc.
Edson H. Whitehurst, Jr. Vice President, Finance and Administration, Chief Financial Officer and Secretary	TriQuint Semiconductor, Inc.
Thomas V. Cordner Vice President and General Manager, Millimeter Wave Communications	TriQuint Semiconductor, Inc.
Bruce R. Fournier Vice President and General Manager, Foundry Services	TriQuint Semiconductor, Inc.
Lehman H. Johnson III Vice President and General Manager, Telecommunications	TriQuint Semiconductor, Inc.
Paul Kollar Vice President, Sales	TriQuint Semiconductor, Inc.
David N. McQuiddy, Jr. Vice President, Research and Development	TriQuint Semiconductor, Inc.
Donald H. Mohn Vice President, Strategic Marketing and Business Development	TriQuint Semiconductor, Inc.
J. David Pye Vice President, Manufacturing	TriQuint Semiconductor, Inc.
Ronald R. Ruebusch Vice President and General Manager, Wireless Communications	TriQuint Semiconductor, Inc.
Stephanie J. Welty Vice President, Finance and Assistant Secretary	TriQuint Semiconductor, Inc.
Francisco Alvarez Director	Retired
Paul A. Gary Director	Retired
Charles Scott Gibson Director	Consultant
Nicholas Kauser Director	Retired
Walden C. Rhines Director	Chairman of the Board and Chief Executive Officer, Mentor Graphics Corporation
Edward F. Tuck Director	General Partner, Kinship Venture Management LLP

SCHEDULE 13D                            Page 9 of 11

SCHEDULE B

    The following table sets forth the name and present principal occupation or employment of each SAWTEK shareholder that entered into a voting agreement with TriQuint. Except as indicated below, the business address of each such person is c/o Sawtek, Inc., 1818 South Highway 441, Apopka, Florida 32703.

Sawtek Voting Agreement Shareholder	Shares Beneficially Owned
Kimon Anemogiannis President, Chief Executive Officer and Chief Operations Officer	58,293
Raymond A. Link Senior Vice President-Finance, Chief Financial Officer, Treasurer and Assistant Secretary	104,224
Brian P. Balut Vice President — Sales and Marketing	76,903
John K. Bitzer Vice President Operations Support	96,695
Azhar Waseem Vice President Operations	46,707
Steven P. Miller Chairman of the Board 1210 Via Capri Winter Park, FL 32789	1,105,340	(1)
Via Capri Investment Limited Partnership (affiliate of Steve Miller) c/o Via Capri, Inc. 2070 Naamans Rd., Suite 252 Wilmington, DE 19810	651,211
Sawmill Investment Limited Partnership (affiliate of Steve Miller) c/o Sawmill (1996), Inc. 2070 Naamans Rd., Suite 400 Wilmington, DE 19810	329,022
Neal J. Tolar Director 1030 Sweetwater Club Blvd. Longwood, FL 32779	663,654	(2)
MOP Investment Limited Partnership (affiliate of Neal Tolar) c/o MOP, Inc. Dept. 401 2644 Capitol Trail Newark, DE 19711	172,028
MOPNJ Investment Limited Partnership (affiliate of Neal Tolar) c/o MOPNJT, Inc. Dept. 252 2644 Capitol Trail Newark, DE 19711	491,626

SCHEDULE 13D                            Page 10 of 11

Robert C. Strandberg Director 3977 East Avenue Rochester, NY 14618	9,668
Bruce S. White Director 11611 Rebecca Lane Los Altos Hills, CA 94024	40,000
Willis C. Young Director 120 Driscoll Drive Santa Rosa Beach, FL 32459	14,000
TOTAL	2,215,484

(1)
Includes shares held by Via Capri Investment Limited Partnership and Sawmill Investment Limited Partnership, each of which is an affiliate of Mr. Miller.

(2)
Includes shares held by MOP Investment Limited Partnership and MOPNJ Investment Limited Partnership, each of which is an affiliate of Mr. Tolar.

SCHEDULE 13D                            Page 11 of 11

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  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
SIGNATURE
SCHEDULE A DIRECTORS AND EXECUTIVE OFFICERS OF TRIQUINT SEMICONDUCTOR, INC.
SCHEDULE B